Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola European Partners Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Following is a copy of the investor presentation issued by Coca-Cola Enterprises, Inc. on December 16, 2015:

Coca-Cola European Partners December 16, 2015 1

FORWARD-LOOKING STATEMENTS This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective coxunterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect. 2

No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information and Where to Find It CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AN D SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documen ts filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Neither the contents of KO's website nor the contents of any other website accessible from hyperlinks on KO's website is incorporated into, or forms part of, this communication. Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be consid ered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, Coca-Cola Erfrischungsgetränke AG (“CCEAG”) or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEAG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto. This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. 3

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any member states of the European Economic Area (“EEA Member States”) that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. The information contained in this document is directed solely at persons (1) outside the United Kingdom, (2) within the United Kingdom (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Market Act (Financial Promotion) Order 2005 (the “Order”) and (ii) to persons of a kind described in Article 49(2) (a) to (d) of the Order and (3) in EEA Member States to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this document relates is only available to, and will only be engaged in with, Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Persons who are not Relevant Persons must not rely on or act upon the information contained in this document. This document is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this document or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this document (including, without limitation, any illustrative modeling information contained herein), or its completeness. This document should not form the basis of any investment decision and the contents do not constitute advice relating to legal, taxation or investment matters on which recipients of this document must always consult their own independent professional advisers on the merits and risks involved. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures. These non-GAAP measures are provided to allow investors to more clearly evaluate the operating performance and business trends of CCE, CCIP, and CCEAG. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. See the reconciliations of GAAP to non-GAAP measures on slides 11, 12, 21, 24, and 27, and slides 30 and 31 for a list of all items impacting comparability. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. 4

Agenda Merger Update Select Financial Highlights Key Takeaways Select Operating Appendix Highlights 5

Merger Overview • Combines bottling operations of Coca-Cola Enterprises (CCE), Coca-Cola Iberian Partners (CCIP), and Coca-Cola Erfrischungsgetränke (CCEAG) into a new Western European bottler, Coca-Cola European Partners (CCEP) CCE shareowners to own 48%, CCIP shareowners to own 34%, and The Coca-Cola Company (TCCC) to own 18% of CCEP on a fully diluted basis CCE shareowners to receive one share of CCEP and a one-time cash payment of $14.50 per share of CCE CCEP will be headquartered and incorporated in the United Kingdom and will be listed on the Euronext Amsterdam, NYSE, and Euronext London; Listing on the Spanish stock exchanges is also being pursued Sweden Iceland* • Norway Great Britain Netherlands • Germany Belgium France Luxembourg Portugal • Spain Monaco Andorra * Owned by controlling shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction 6

Merger: The “Right” Next Step • Enhances alignment of the Coca-Cola system (TCCS) to compete more effectively across Western Europe with world-class production, sales, and distribution platforms Better positioned to drive growth in the Western European Non-Alcoholic Ready-To-Drink (NARTD) market Improves service to customers and consumers through a more consistent strategy for product and brand development across Western Europe Creates the largest independent Coca-Cola bottler based on net sales, serving over 300 million consumers across 13 countries, increasing scale and flexibility Leverages best practices and strong leadership from CCE, CCIP, and CCEAG Targeted to realize annual run-rate pre-tax savings of approximately $350 to $375 million within 3 years of closing Continued focus on robust cash flow generation and driving shareowner value • • • • • • While the challenging consumer environment is limiting topline growth, the proposed merger is the right next step for CCE 7

Since August 6 Announcement • EU Commission clearance received • Preliminary Proxy Statement/Prospectus (F-4) filed • Integration Steering Committee formed • Integration Management Office launched and operating members appointed • Critical integration project/program work identified and staffed • Operating teams focused on delivering business plans1 for 2015 and 2016 Significant progress has been made toward closing the deal by end of second-quarter 2016 and establishing CCEP 1 Although unaudited financial projections prepared by CCE management are disclosed in the F-4, these should not be relied upon as necessarily predictive of the actual future stand-alone results of any of CCE, CCIP or CCEAG, or of the future results of CCEP after the Combination Transactions. The unaudited financial projections do not reflect the short-and long-term business plans that may be developed and business strategies implemented by CCEP management if and when the Combination Transactions are effected. 8

Agenda Merger Update Select Financial Highlights Key Takeaways Select Operating Appendix Highlights 9

CCE Financial Approach Drive Cash From Operations grow profitably while managing the levers of the business and investing capex prudently Optimize Capital Structure maintain target leverage range (2.5 - 3.0x net debt to EBITDA) Opportunistically Invest and/or Return Cash to Shareowners invest in high return M&A opportunities and/or return cash to shareowners While these are priorities for CCE, we believe our focus on these now, and in the future, will drive shareowner value 10

Coca-Cola European Partners – 2014 CCEP 2014 unaudited pro forma condensed combined income statement CCEP Pro Forma Items Impacting CCEP Pro Forma CCEP CCEP 2014 Financials (USD, in millions except share data) Net sales Cost of sales Gross profit “ Hi stor i cal ” 1 Adjustments2 Pro Forma Comparability3 Comparable3 $ 14,291 $ - $ 14,291 $ - $ 14,291 8,863 (32) 8,831 11 8,842 5,428 32 (52) 5,460 4,118 (11) (398) 5,449 3,720 Selling, delivery, & administrative expenses 4,170 Operating income Interest expense, net Other nonoperating (exp)/inc Income before income taxes Income tax expense Net income 1,258 124 9 84 99 - 1,342 223 9 387 - 8 1,729 223 17 1,143 310 (15) (4) 1,128 306 395 125 1,523 431 $ 833 $ (11) $ 822 $ 270 $ 1,092 Diluted earnings per share Diluted weighted average shares OS $ 1.69 487 $ 2.24 487 Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2014 and the nine months ended October 2, 2015 (the “CCEP Unaudited Pro Formas”) in the CCEP registration statement on Form F-4 filed on December 15, 2015 (the “F-4”) 1Derived by combining CCE, CCIP, and CCEAG historical financial information presented in the CCEP Unaudited Pro Formas 2See Note 7 to the CCEP Unaudited Pro Formas for a description of adjustments which are based on Accounting Standards Codification 805 “Business Combinations” under U.S. GAAP 3CCEP Pro Forma Comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability derived from MD&A for CCIP and CCEAG in the F-4, and CCE 4Q 2014 earnings release issued on February 12, 2015. See appendix for a full reconciliation. Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple annual average approximates 1.3310 $/€, 1.6495 $/£, 0.1594 $/NOK and 0.1464 $/SEK for CCE, 1.3293 $/€ for CCEAG, and 1.3285 $/€ for CCIP as stated in the F-4. Financial highlights reported on August 6, 2015 for CCEP 2014 Net Sales of $12.4B and OI of $1.5B were based on exchange rates of 1.12 $/€, 1.57 $/£, 0.14 $/NOK and 0.12 $/SEK. 11

Coca-Cola European Partners – 9M15 CCEP 9M15 unaudited pro forma condensed combined income statement CCEP Historical CCEP Pro Forma Items Impacting CCEP Pro Forma 9M15 Financials (USD, in millions except share data) Net sales Cost of sales Gross profit SD&A Operating income Interest expense, net Other nonoperating (exp)/inc Income before income taxes Income tax expense Net income CCEP U.S. GAAP1 Adjustments2 Pro Forma Comparability3 Comparable3 $ 9,371 $ - $ 9,371 $ - $ 9,371 5,694 (12) 5,682 (21) 5,661 3,677 2,810 12 (57) 3,689 2,753 21 3,710 (314) 2,439 867 95 (5) 69 75 - 936 170 (5) 335 - - 1,271 170 (5) 767 229 (6) (2) 761 227 335 98 1,096 325 $ 538 $ (4) $ 534 $ 237 $ 771 Diluted earnigns per share Diluted weighted average shares outstanding $ 1.09 487 $ 1.58 487 Source: CCEP Unaudited Pro Formas 1Derived by combining CCE, CCIP, and CCEAG historical financial information presented in the CCEP Unaudited Pro Formas 2See Note 7 to the CCEP Unaudited Pro Formas for a description of adjustments which are based on Accounting Standards Codification 805 “Business Combinations” under U.S. GAAP 3CCEP Pro Forma Comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability derived from MD&A for CCIP and CCEAG in the F-4, and CCE 3Q 2015 earnings release issued on October 29, 2015. See appendix for a full reconciliation. Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 9M average approximates 1.1154 $/€, 1.5329 $/£, 0.1264 $/NOK and 0.1188 $/SEK for CCE, 1.1157 $/€ for CCEAG, and 1.1151 $/€ for CCIP as stated in the F-4. Financial highlights reported on August 6, 2015 for CCEP were based on exchange rates of 1.12 $/€, 1.57 $/£, 0.14 $/NOK and 0.12 $/SEK. 12

Coca-Cola European Partners – Considerations Currency Translation – exchange rates have declined • Would decrease 2015E as announced on Aug 6, Net Sales by ~($200M), OI by ~($50M), and EBITDA by ~($50M)1 • Would decrease 2015E as announced on Aug 6, Net Sales by ~($300M), OI by ~($75M), and EBITDA by ~($75M)2 Consumer and Category Trends – have been softer than expected, negatively impacting topline growth and growth outlook • While softer trends are expected to continue into 2016, 9M15 has had modest growth (comparable and currency-neutral 9M15 net sales: CCE is ~flat, CCIP up ~2%, and CCEAG is up ~3.5%)3 Collectively, the teams at CCE, CCIP, CCEAG, and TCCC are working to successfully launch CCEP, improve the growth outlook of CCEP, and develop business plans to deliver value for our shareowners 1. The Aug 6, 2015 presentation financial information was based on exchange rates of 1.12 $/€, 1.57 $/£, 0.14 $/NOK and 0.12 $/SEK; the decreases above are based on exchange rates of 1.11 $/€, 1.53 $/£, 0.12 $/NOK and 0.12 $/SEK; numbers are rounded 2. Based on YTD trends, management estimates; numbers are rounded 3. See Select Operating Highlights section of this presentation 13

Key Financial Takeaways • We are realistic about the continued challenging environment and the impact of currency translation • We have a history of, and commitment to, managing the levers of our business to deliver value • We are excited about the combined geographies and new opportunities to create value with the formation of CCEP Focus on generating cash from operations, consistent long-term profitable growth, and driving shareowner value 14

Agenda Merger Update Select Financial Highlights Key Takeaways Select Operating Appendix Highlights 15

Key Takeaways • Significant progress has been made toward closing the deal and establishing CCEP • The proposed merger is the right next step for CCE • The challenging consumer and category environment is limiting topline growth • On track to close transaction by end of second-quarter 2016 - key next steps include obtaining approval of the EU prospectus, finalizing the definitive proxy statement and mailing to CCE shareowners in readiness for CCE shareowner vote to approve the proposed merger Collectively, the teams at CCE, CCIP, CCEAG, and TCCC are working to ensure a successful launch of CCEP, improve the growth outlook of CCEP, and develop business plans to deliver value for our shareowners 16

Agenda Merger Update Select Financial Highlights Key Takeaways Select Operating Appendix Highlights 17

CCEP Highlights CCEP Profile Consumers1: Unit Cases2: # Production Facilities1: Employees1: >300M Sweden Iceland* ~2.5B Norway Great Britain 56 Netherlands ~26,200 Germany Belgium France Luxembourg Portugal Spain Monaco Andorra * Owned by controlling shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction 1.F-4 2.Aug 6, 2015 presentation 18

CCE Market Highlights NARTD Market Mix1 in CCE Territories Sweden Iceland* Norway Retail Value Volume Great Britain Netherlands 19% 44% Germany Belgium France Luxembourg Portugal Spain Monaco Andorra Consumers1: CCE Share2: ~170M 28% 18% Value Volume CSD2 NCB2 Water 1. AC Nielsen FY14 2. CSD = Carbonated Soft Drinks, NCB = Noncarbonated Soft Drinks 1.2014 10-K 2.AC Nielsen FY14 19 22% 34% 35% 46%

CCE Operational Highlights Mix1 CCE FY14 Volume CCE Profile Unit Cases1: ~1.3B Brand Category Consumption Type Package # Production Facilities2: 17 Other 18% Employees2: Top 5 Brands3: ~11,500 1. 2. 3. Aug 6, 2015 presentation F-4 2014 10-K 1. Internal reports (unit case basis) 2. FC = Future Consumption, IC = Immediate Consumption 20 Cans 26% PET 56% IC 35% FC 65% Water 4% NCB 8% CSD 88%

CCE Financial Highlights CCE reconciliation of GAAP to non-GAAP FY14 9M15 CCE Historical Items Impacting CCE Historical Items Impacting CCE CCE USD, in millions Net sales Cost of sales Gross profit Selling, delivery, and administrative expenses Operating income U.S. GAAP Comparability1 Comparable U.S. GAAP Comparability1 Comparable $ 8,264 $ - $ 8,264 $ 5,381 $ - $ 5,381 5,291 11 5,302 3,411 (21) 3,390 2,973 (11) 2,962 1,970 21 1,991 1,954 (92) 1,862 1,277 (37) 1,240 $ 1,019 $ 81 $ 1,100 $ 693 $ 58 $ 751 Margins: Gross Operating 35.8% 13.3% 37.0% 14.0% For 9M15, CCE has had approximately flat year-over-year currency-neutral net sales growth Source: CCE 4Q 2014 earnings release issued on February 12, 2015 and 3Q 2015 earnings release issued on October 29, 2015 1Items impacting comparability: 2014 includes the net out of period mark-to-market impact of non-designated commodity hedges of $13M in COGS and ($11M) in SD&A, nonrecurring restructuring charges of ($81M) in SD&A, and charges related to the impairment of our investment in our recycling joint venture in Great Britain of ($2M) in COGS. 9M15 includes the net out of period mark-to-market impact of non-designated commodity hedges of ($21M) in COGS and ($2M) in SD&A, nonrecurring restructuring charges of ($19M) in SD&A, merger related costs of ($26M) in SD&A, and gains associated with the sale of a distribution facility in Great Britain of $10M in SD&A. Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2014 annual average approximates 1.3310 $/€, 1.6495 $/£, 0.1594 $/NOK and 0.1464 $/SEK. A simple 9M15 average approximates 1.1154 $/€, 1.5329 $/£, 0.1264 $/NOK and 0.1188 $/SEK. 21

CCIP Market Highlights NARTD Market Mix in CCIP Territories Sweden Iceland* Norway Retail Value Volume Great Britain Netherlands 20% 53% Germany Belgium France Luxembourg Portugal Spain Monaco Andorra Consumers1: CCIP Share2: ~57M 44% 22% Value Volume CSD NCB Water 1.F-4 2.AC Nielsen FY14 Source: AC Nielsen FY14 22 17% 30% 26% 54%

CCIP Operating Highlights CCIP FY14 Volume Mix CCIP Profile Unit Cases1: ~0.5B Brand Category Consumption Type Package # Production Facilities2: 16 Other 16% Employees2: Top 5 Brands2: ~4,400 1.Aug 6, 2015 presentation 2.F-4 Source: F-4 (MD&A) 23 Cans 29% PET 55% IC 42% FC 58% Water 9% NCB 11% CSD 80%

CCIP Financial Highlights CCIP reconciliation of GAAP to non-GAAP FY14 9M15 CCIP Historical Items Impacting CCIP Historical Items Impacting CCIP CCIP USD, in millions Net sales Cost of sales Gross profit Selling, delivery and administrative expenses Operating income U.S. GAAP Comparability1 Comparable U.S. GAAP Comparability1 Comparable $ 3,200 $ - $ 3,200 $ 2,147$ - $ 2,147 1,915 - 1,915 1,223 - 1,223 1,285 - 1,285 924 - 924 984 (90) 894 669 (93) 576 $ 301 $ 90 $ 391 $ 255 $ 93 $ 348 Margins: Gross Operating 40.2% 12.2% 43.0% 16.2% For 9M15, CCIP has had year-over-year currency-neutral net sales growth of approximately 2%2 Source: CCEP Unaudited Pro Formas 1Items impacting comparability: 2014 includes $90M of restructuring charges (CCIP MD&A); 9M15 includes $83M of restructuring charges (CCIP MD&A) and $10M of transaction-related expenses (Note 7 to the CCEP Unaudited Pro Formas) 2F-4 MD&A of CCIP Note: Per the F-4, CCIP historical financial information has been translated to U.S. Dollars using the following average rates: FY14 1.3285 $/€ and 9M15 1.1151 $/€ 24

CCEAG Market Highlights NARTD Market Mix in CCEAG Territory Sweden Iceland* Norway Retail Value Volume Great Britain Netherlands 33% 56% Germany Belgium France Luxembourg Portugal Spain Monaco Andorra Consumers1: CCEAG Share2: ~80M 18% 10% Value Volume CSD NCB Water 1.F-4 2.AC Nielsen FY14 Source: AC Nielsen FY14 25 15% 29% 33% 34%

CCEAG Operational Highlights CCEAG FY14 Volume Mix CCEAG Profile Unit Cases1: ~0.7B Brand Category Consumption Type Package # Production Facilities1: 23 Other 16% Employees1: Top 5 Brands2: ~10,300 NCB 1% Cans 2% 1.F-4 2.Internal reports Source: F-4 (MD&A) 26 PET 82% IC 21% FC FC 79% Water 9% CSD 90%

CCEAG Financial Highlights CCEAG reconciliation of GAAP to non-GAAP FY14 9M15 CCEAG Historical Items Impacting CCEAG Historical Items Impacting CCEAG CCEAG USD, in millions Net sales Cost of sales Gross profit Selling, delivery and administrative expenses Operating Income U.S. GAAP Comparability1 Comparable U.S. GAAP Comparability1 Comparable $ 2,827 $ - $ 2,827 $ 1,843 $ - $ 1,843 1,657 - 1,657 1,060 - 1,060 1,170 - 1,170 783 - 783 1,232 (216) 1,016 864 (220) 644 $ (62) $ 216 $ 154 $ (81) $ 220 $ 139 Margins:Gross Operating 41.4% 5.4% 42.5% 7.5% For the 9M15, CCEAG has had year-over-year currency neutral net sales growth of approximately 3.5%2 Source: CCEP Unaudited Pro Formas 1Items impacting comparability: 2014 includes $216M of restructuring charges (CCEAG MD&A); 9M15 includes $220M of restructuring and other charges (CCEAG MD&A) 2F-4 MD&A for CCEAG; calculated using a simple 9M15 average of approximately 1.1157 $/€ and a simple 9M14 average of approximately 1.3575 $/€. Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2014 annual average approximates 1.3293 $/€ and a simple 9M15 average approximates 1.1157 $/€. 27

Agenda Merger Update Select Financial Highlights Key Takeaways Select Operating Appendix Highlights 28

Select Q&A Where can I find out more about the CCEP transaction? The registration statement containing the preliminary proxy statement/prospectus was filed by Coca-Cola European Partners, the new holding company under which the businesses will combine, and is available through the SEC’s website at www.sec.gov under the company name “Coca-Cola European Partners Ltd.” Why did CCE not provide their typical next year guidance? With the transaction there are many different considerations including different requirements of public companies in the U.S. and in Europe. These factors shaped the guidance CCE provided. In the release and presentation, you mention softer category trends – what has changed? When looking at CCE’s 2015 plans, we anticipated a soft consumer environment and were aware of category headwinds, including the health and wellness trends. To address this, our plans focused more on volume growth than price/mix growth. Additionally, as we went through 2015, with the level of promotional activity executed, we expected the category and us, to have higher levels of volume growth than what we have seen – these are the trends we are referring to. Both CCIP and CCEAG have experienced a similar recent trend. Collectively, these trends are expected to continue and will be taken into account as we develop plans for CCEP. We see this category softness as a reflection of the consumer environment and is not reflective of the proposed merger. 29

Items Impacting Comparability CCEP 20141 CCE CCIP CCEAG Mark-to-Market Restructuring Other Net tax Restructuring Restructuring Charges3 Charges3 CCEP Total effects2 Charges3 Items4 items5 USD, in millions Net sales Cost of sales Gross profit Selling, delivery, and administrative expenses Operating income Interest expense, net Other nonoperating (exp)/inc Income before income taxes Income tax expense Net income $ - $ - $ - $ - $ - $ - $ - 13 - (2) - - - 11 (13) - 2 - - - (11) (11) (81) - - (90) (216) (398) (2) - 81 - 2 - - - 90 - 216 - 387 - - - 8 - - - 8 (2) 81 10 - 90 216 395 (1) 26 2 6 27 65 125 $ (1) $ 55 $ 8 $ (6) $ 63 $ 151 $ 270 1These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. 2Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. 3Amounts represent nonrecurring restructuring charges. 4Amounts represent charges related to the impairment of our investment in our recycling joint venture in Great Britain. 5Amounts represent the tax impact of both cumulative nonrecurring items and changes in income tax rates for the year. 30

Items Impacting Comparability CCEP 9M151 CCE CCIP CCEAG Transaction related Gain on property Transaction related Mark-to-market Restructuring Restructuring Restructuring USD, in millions Net sales Cost of sales Gross profit Selling, delivery, and administrative expenses Operating income Interest expense, net Other nonoperating (exp)/inc Income before income taxes Income tax expense Net income effects2 charges3 costs4 sale5 charges3 costs4 charges3 CCEP Total $ - $ - $ - $ - $ - $ - $ - $ - (21) - - - - - - (21) 21 - - - - - - 21 (2) (19) (26) 10 (83) (10) (220) (350) 23 - 19 - 26 - (10) - 83 - 10 - 220 - 371 - - - - - - - - - 23 19 26 (10) 83 10 220 371 7 5 8 (3) 23 3 66 109 $ 16 $ 14 $ 18 $ (7) $ 60 $ 7 $ 154 $ 262 1These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. 2Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. 3Amounts represent nonrecurring restructuring charges. 4Amounts represent costs associated with the pending combination of CCE, CCIP, and CCEAG as announced on August 6, 2015. These amounts are included in the “CCEP pro forma adjustments” on slide 12 and detailed in Note 7 to the CCEP Unaudited Pro Formas. These same amounts are included in “Items impacting comparability” on slide 21 for CCE and slide 24 for CCIP, as the CCEP pro forma adjustments are presented in aggregate in the F-4. 5Amounts represent gains associated with the sale of a distribution facility in Great Britain. 31

Coca-Cola European Partners December 16, 2015 32